   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 1999



                                                      REGISTRATION NO. 333-85319

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 PRE-EFFECTIVE


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          HUMAN GENOME SCIENCES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          DELAWARE                                                    22-3178468
              (STATE OR OTHER JURISDICTION OF                                      (I.R.S. EMPLOYER
               INCORPORATION OR ORGANIZATION)                                   IDENTIFICATION NUMBER)

                              9410 KEY WEST AVENUE
                           ROCKVILLE, MARYLAND 20850
                                 (301) 309-8504
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                           WILLIAM A. HASELTINE PH.D.
                            CHIEF EXECUTIVE OFFICER
                          HUMAN GENOME SCIENCES, INC.
                              9410 KEY WEST AVENUE
                           ROCKVILLE, MARYLAND 20850
                                 (301) 309-8504
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                            R.W. SMITH, JR., ESQUIRE
                             PIPER & MARBURY L.L.P.
                            36 SOUTH CHARLES STREET
                           BALTIMORE, MARYLAND 21201
                                 (410) 539-0489
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                     AMOUNT          PROPOSED MAXIMUM     PROPOSED MAXIMUM
              TITLE OF EACH OF                        TO BE           OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
         SECURITIES TO BE REGISTERED               REGISTERED            PER NOTE             PRICE(1)        REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
5 1/2% Convertible Subordinated Notes due
  2006.......................................     $125,000,000             100%             $125,000,000              $0
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 (3) (4).........   2,394,636 shares            --                   --                   --
=================================================================================================================================


(1) Equals the aggregate principal amount of the securities being registered.

(2) A registration fee of $34,750 was previously paid in connection with this registration statement.


(3) Such number represents the number of shares of common stock that are currently issuable upon conversion of the notes. Pursuant to Rule 416 under the Securities Act, we are also registering such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the notes as a result of the antidilution protections of the notes. Pursuant to Rule 457(i), no registration fee is required for these shares.


(4) We will issue one right to purchase one share of our junior participating preferred stock as a dividend on each share of our common stock being registered. The rights initially are attached to and trade with the shares of our common stock being registered. Value attributable to such rights, if any, is reflected in the market price of our common stock.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OF SALE IS NOT PERMITTED.



                SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 1999



                          HUMAN GENOME SCIENCES, INC.

                               ------------------

                                  $125,000,000


                 5 1/2% Convertible Subordinated Notes Due 2006


                                      and


                        2,394,636 Shares of Common Stock


                     Issuable Upon Conversion of the Notes


                               ------------------


     Noteholders may offer for sale the notes and the underlying shares of our common stock. See "Plan of Distribution." The notes have the following terms:



     - We will pay interest on the notes on July 1 and January 1 of each year, commencing on January 1, 2000.



     - The notes will mature on July 1, 2006.



     - The notes are subordinated to all of our existing and future senior indebtedness.



     - The notes are convertible at any time prior to maturity into shares of our common stock at a conversion price of $52.20 per share, which is subject to adjustment under the terms of the notes.



     - We may redeem the notes on or after July 6, 2002.



     - Holders may require us to repurchase the notes upon a change in control, except that this repurchase right does not apply to certain transactions under the terms of the notes.



     - The notes are currently eligible for trading in The Portal Market of The Nasdaq Stock Market, Inc. Our common stock is listed on the Nasdaq National Market under the symbol "HGSI."



     - The last reported bid price of our common stock on the Nasdaq National Market on September 23, 1999 was $76.00 per share.



     INVESTING IN THE NOTES OR THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       Prospectus dated           , 1999

                               TABLE OF CONTENTS


                                 PAGE
                                 ----
SUMMARY........................    1
RATIO OF EARNINGS TO FIXED
  CHARGES......................    4
RISK FACTORS...................    5
USE OF PROCEEDS................   16
DESCRIPTION OF NOTES...........   17
CERTAIN UNITED STATES FEDERAL
  TAX CONSIDERATIONS...........   31



                                 PAGE
                                 ----
DESCRIPTION OF OUR CAPITAL
  STOCK........................   35
SELLING HOLDERS................   39
PLAN OF DISTRIBUTION...........   42
LEGAL MATTERS..................   43
EXPERTS........................   43
WHERE YOU CAN FIND MORE
  INFORMATION..................   44
INCORPORATION BY REFERENCE.....   45



                           -------------------------

                                    SUMMARY


     This summary highlights information about Human Genome Sciences, Inc. Because this is a summary, it may not contain all the information you should consider before investing in the notes or the common stock into which they are convertible. You should read this entire prospectus carefully.


                          HUMAN GENOME SCIENCES, INC.


     We research and develop novel compounds for treating and diagnosing human diseases based on the discovery and understanding of the medical usefulness of genes. We have used automated, high speed gene sequencing technology to generate a large collection of partial human gene sequences. We believe that our collection includes most of the genes responsible for producing proteins in the human body. We also possess one of the largest databases of the genes of humans and microbes, which we refer to as our "genomic database." We believe we have created a broad base of product opportunities based on our genomic database.



     We began our work in the genetics industry by identifying and cataloging genes. We have since focused primarily on the research and development of proteins for the treatment of human disease. We use our advanced proprietary computer system to identify the most promising product candidates. We are able to analyze partial gene sequences, identify the genes corresponding to partial and full length gene sequences and the proteins encoded by those genes. As of June 30, 1999, we had isolated and characterized several thousand full-length genes and purified more than 300 potential proteins for the treatment of human disease.



                                    STRATEGY



     We have a two-pronged commercialization strategy:



     - Product Development and Commercialization. We use our internal capabilities to research and develop proteins that can be produced on a large scale and used as drugs to treat diseases. Generally, our strategy is to develop potential products to a late laboratory or early clinical stage and then to collaborate with pharmaceutical or biotechnology companies for further development and commercialization.



     - Corporate Collaborations. We increase our capabilities by collaborating with pharmaceutical companies for the development and commercialization of new products. We believe that these arrangements will enable us to focus our internal resources on a select number of product candidates while still exploiting the broader product opportunities presented by our genomic database.


                            PRODUCTS IN HUMAN TRIALS


     We have produced three drugs currently undergoing human clinical trials. We believe these drugs are among the pharmaceutical industry's first genomics-derived drugs to enter human trials.



     - Myeloid Progenitor Inhibitory Factor-1, known as MPIF-1, is a protein designed to protect cells that develop into blood cells from the toxic effects of several chemotherapy drugs. We began Phase II human clinical trials of MPIF-1 for the treatment of breast and ovarian cancer in November 1998.



     - Keratinocyte Growth Factor-2, known as KGF-2, is a protein designed to speed the repair of damage to the mouth, throat and related tissues and to heal serious chronic wounds to the skin. KGF-2 may also be useful in treating a number of other conditions involving injury to skin cells. We began Phase II human clinical trials of KGF-2 for the treatment of venous ulcers, a type of chronic wound, in February 1999.



     - Vascular Endothelial Growth Factor-2, known as VEGF-2, is a gene-therapy drug designed to regenerate, or revascularize, the blood vessels of the heart and limbs. Phase I/II human clinical trials of VEGF-2 for the treatment of insufficient circulation in limbs and heart disease are ongoing. These trials are being conducted through Vascular Genetics Inc., a joint venture in which we hold a substantial interest.


                             INTELLECTUAL PROPERTY


     We vigorously pursue patents to protect our intellectual property. As of June 30, 1999, we had 62 issued U.S. patents covering 63 full-length human genes and had filed U.S. patent applications covering more than 6,300 human genes and the proteins they encode. In addition, we have filed patent applications with respect to a substantial number of our large collection of partial gene sequences, although we are uncertain as to the patentability of partial gene sequences.


                           -------------------------



     We are a Delaware corporation. Our headquarters are located at 9410 Key West Avenue, Rockville, Maryland 20850-3338. Our telephone number is (301) 309-8504.



                                    OFFERING



     We present below a summary of this offering:



Securities Offered..............     $125,000,000 aggregate principal amount of
                                     5 1/2% Convertible Subordinated Notes Due
                                     2006.



Maturity Date...................     July 1, 2006.



Interest Payment Dates..........     July 1 and January 1 of each year,
                                     commencing January 1, 2000.



Conversion Rights...............     Holders may convert some or all of their
                                     notes at any time prior to the close of
                                     business on the business day immediately preceding the maturity date at a conversion price of $52.20 per share. The initial conversion price is equivalent to a conversion rate of 19.1571 shares per $1,000 principal amount of notes. The conversion price will be adjusted in certain circumstances. Upon conversion, you will not receive any cash representing accrued interest. See "Description of
                                     Notes -- Conversion Rights."



Sinking Fund....................     None.



Optional Redemption.............     We may redeem some or all of the notes at
                                     any time on or after July 6, 2002 at the redemption prices listed in the
                                     "Description of Notes -- Optional
                                     Redemption" section of this prospectus,
                                     plus accrued and unpaid interest.

Repurchase Right of Holders Upon
a Change in Control.............     If a change in control of Human Genome
                                     Sciences occurs, we must give the holders of the notes the opportunity to sell their notes to us at a purchase price equal to 100% of their face amount, plus accrued and unpaid interest to the date of redemption, except that this right does not apply to transactions in which 90% of the consideration consists of common stock and in certain other circumstances. See
                                     "Description of Notes -- Certain Rights to
                                     Require Purchase of Notes Upon a Change in
                                     Control."



Ranking.........................     The notes are our unsecured obligations and
                                     rank junior to our existing and future
                                     senior indebtedness. At June 30, 1999, our senior indebtedness was approximately $2.2 million, all of which was secured. The indenture does not restrict our ability to incur senior indebtedness. See "Description of Notes -- Subordination."



Form and Denomination of
Notes...........................     The notes are represented by a global note
                                     which has been deposited with a custodian for, and registered in the name of a nominee of, DTC in New York City.
                                     Beneficial interests in the global notes will be shown on, and transfers of the global notes will be effected only through, records maintained by DTC and its participants. See "Description of
                                     Notes -- Book-Entry, Delivery and Form."



Use of Proceeds.................     We will not receive any proceeds from the
                                     sale of the notes or the common stock into which the notes are convertible by the selling holders. We will pay all expenses of the registration and sale of the notes and the common stock, other than selling commissions and fees and stock transfer taxes.

                       RATIO OF EARNINGS TO FIXED CHARGES


                                 (in thousands)



     We present below the ratio of our earnings to our fixed charges. Earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest.



                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                                1999      1998
                                                              --------   -------
Deficiency of earnings available to cover fixed charges.....  $(14,276)  $(8,285)



                                              FOR THE YEARS ENDED DECEMBER 31,
                                      -------------------------------------------------
                                        1998       1997      1996       1995      1994
                                      --------   --------   -------   --------   ------
Deficiency of earnings available to
  cover fixed charges...............  $(22,957)  $(21,148)  $(7,559)  $(32,719)  $9,740

                                  RISK FACTORS


     You should carefully consider the following risk factors and the other information in this prospectus before investing in the notes.



OUR UNTESTED BUSINESS STRATEGY MAY NOT RESULT IN THE COMMERCIALIZATION OF ANY PRODUCTS



     Our business strategy is unproven so it is difficult to assess whether we will be successful in commercializing any products. We use automated high speed gene sequencing technology to:


     - rapidly identify and obtain proprietary rights to a substantial number of genes; and


     - select from those genes promising candidates to develop novel compounds for treating and diagnosing human diseases.


     It is too early for us to determine whether or not our strategy can be implemented successfully. Unlike other companies that target particular diseases and try to find cures through gene-based therapies, we try to find as many genes as possible and then use this information as the basis for development of potential products. Our strategy may not result in the commercialization of any products.


IF WE ARE NOT SUCCESSFUL IN SELECTING GENES THAT CAN BE DEVELOPED COMMERCIALLY, WE MAY NOT BE ABLE TO RECOVER OUR INVESTMENT IN OUR GENE DISCOVERY EFFORT



     Our success depends on our ability and that of our collaborators to determine which genes have potential value. If we are unable to identify those genes with potential value, we will not be able to recover our investment in our gene discovery effort. To select potential product candidates, we invest significant time and resources to isolate and sequence full-length genes, test and analyze the genes, and determine their functions.



     We devote an increasing portion of our resources to identify and develop proteins for the treatment of human disease. We have recently made substantial capital expenditures and hired additional personnel to foster these activities, including expenditures for both laboratory and clinical trials. We will incur additional costs to continue these activities. We may not be successful in selecting genes with the most potential for commercial development.



WE ARE AN EARLY STAGE COMPANY IN A NEW AND RAPIDLY EVOLVING INDUSTRY, AND IF WE ARE UNABLE TO DEVELOP OUR BUSINESS, OUR REVENUE GROWTH WILL BE LIMITED



     We expect to incur continued and increasing losses over the next several years and may not become profitable. We are in the early stages of development, and it will be a number of years, if ever, before we are likely to receive revenue from product sales or royalties. We expect to continue to incur substantial expenses relating to research and development efforts. We anticipate that these efforts will increase as we focus more of our efforts on preclinical testing and clinical trials required for the development of product candidates. We currently depend on our collaboration partners, like SmithKline Beecham, for substantially all of our revenue. To date, substantially all of our revenue has resulted from payments made under our collaboration agreements with SmithKline Beecham and, to a lesser extent, from other collaboration, option and licensing agreements. We expect that most of our revenue for the foreseeable future will result from payments under our existing collaboration agreements. We may not receive milestone or royalty payments under our collaboration agreements with SmithKline Beecham or under our other collaboration agreements.

IF OUR RELATIONSHIP WITH SMITHKLINE BEECHAM OR OTHER COLLABORATORS PREVENTS US FROM ENTERING INTO OTHER COLLABORATIVE AGREEMENTS, OUR PRODUCT DEVELOPMENT OPPORTUNITIES MAY BE LIMITED



     We depend on our collaboration partners for research, development and commercialization of products. Our collaboration agreements generally restrict our ability to enter into other collaboration agreements in specified fields. These agreements give SmithKline Beecham and other collaborators the right to control the development, regulatory approval and marketing of any products developed by them under the agreements. Our ability to achieve profitability could be delayed or materially adversely affected if SmithKline Beecham or other collaborators fail to:


     - develop marketable products;

     - obtain regulatory approvals for products; or

     - successfully market products based on the genes we identify.


IF ONE OF OUR COLLABORATORS PURSUES A PRODUCT THAT COMPETES WITH OUR PRODUCTS, A CONFLICT OF INTEREST COULD ARISE, WHICH MIGHT ADVERSELY AFFECT OUR MILESTONE AND ROYALTY REVENUES



     Each of our collaborators conducts multiple product development efforts. Our collaborators may pursue existing or alternative technologies in preference to products being developed under its collaboration agreements with us. Additionally, our collaborators may develop, either alone or with others, products that are similar to or in competition with products being developed under their collaboration agreements with us. If our collaborators pursue these other products it could have a material adverse effect on our receipt of milestone and royalty revenues.



WE HAVE LIMITED EXPERIENCE IN DEVELOPING PRODUCTS, WHICH MAY MAKE OUR PRODUCT DEVELOPMENT EFFORTS UNSUCCESSFUL



     We have only recently started focusing our resources on developing product candidates, which may make our product development efforts unsuccessful. Our ability to develop and commercialize products based on proteins and, in the future, other products to which we have retained commercial rights, will depend on our ability to:



     - develop products internally;


     - complete preclinical and clinical testing;

     - obtain necessary regulatory approvals;


     - deploy sales and marketing resources effectively; and


     - enter into arrangements with third parties to provide such functions.


     Although we have started clinical trials with respect to product candidates, we may not be successful in developing or commercializing these or other protein products. We may not be able to enter into additional collaboration agreements for products we develop on favorable terms.



WE HAVE LIMITED EXPERIENCE IN CONDUCTING PRECLINICAL AND CLINICAL DEVELOPMENT ACTIVITIES, WHICH MAY FORCE US TO DEPEND ON OUR COLLABORATORS AND OTHER THIRD PARTIES



     We have limited experience in conducting preclinical and clinical development activities. We may be forced to rely in large part on our collaboration partners and third party clinical research organizations to design and conduct most of these activities. Our inability to contract for any necessary clinical activities on acceptable terms would impair or delay our ability to complete product development. If we rely on collaborators and third parties for preclinical and clinical development activities, it may reduce our control over these activities and may make us dependent upon these parties.



WE MAY NOT BE ABLE TO REPAY THE NOTES



     Our ability to pay the principal of and interest on our indebtedness, including the notes, will depend on our future performance, which is subject to a variety of factors, uncertainties and contingencies, many of which are beyond our control. We cannot assure you that we will generate sufficient cash flow in the future to enable us to meet our anticipated debt service requirements, including those with respect to the notes.



OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES



     Our indebtedness could prevent us from fulfilling our obligations under the notes. At June 30, 1999, we had outstanding total indebtedness of approximately $127.2 million. We are obligated to make annual payments to the Maryland Industrial Development Financing Authority of approximately $450,000, plus interest, in connection with the financing of the construction and equipping of our protein expression facility. This substantial leverage will have several important consequences for our future operations, including:


     - a significant portion of our cash flow will be dedicated to the payment of interest on, and principal of, our indebtedness;

     - our ability to obtain additional financing in the future for capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; and

     - our ability to withstand competitive pressures, adverse economic conditions and adverse changes in governmental regulations and to make acquisitions or otherwise take advantage of significant business opportunities that may arise could be negatively impacted.


IF WE ARE UNABLE TO PAY OUR DEBTS, YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES WILL BE SUBORDINATED TO ALL OF OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS



     The notes are general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness. Upon any distribution of our assets pursuant to any insolvency, bankruptcy, dissolution, winding up, liquidation or reorganization, the payment of the principal of and interest on the notes will be subordinated to the extent provided in the indenture to the prior payment in full of all of our senior indebtedness. Senior indebtedness includes all indebtedness for money borrowed, other than indebtedness that is expressly junior in right of payment to the notes or ranks equal in right of payment to the notes. At June 30, 1999, our senior indebtedness was approximately $2.2 million, all of which was secured. The terms of the notes do not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee. See "Description of Notes."



WE MAY BE UNABLE TO RAISE THE FUNDS NECESSARY TO REPURCHASE THE NOTES IN THE EVENT OF A CHANGE IN CONTROL AND MAY BE UNABLE TO REPURCHASE YOUR NOTES, WHICH WOULD CAUSE A DEFAULT ON THE NOTES



     We cannot assure you that we will have sufficient financial resources or will be able to arrange financing to pay the repurchase price of the notes in the event of a change in control, which would cause a default on the notes. Our ability to repurchase the notes may be limited by law, the indenture and the terms of other agreements relating to borrowing that constitute senior indebtedness. In addition, we may not repurchase any notes in certain circumstances involving a change in control if at such time the subordination provision of the indenture would prohibit us from making payments of principal in respect of the notes. We may be required to refinance our senior indebtedness in order to make any such payment. We may not have the financial ability to repurchase the notes in the event payment of our senior indebtedness is accelerated.



     The term "change in control" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition or result in a downgrade of the credit rating of the notes. The requirement that we offer to repurchase the notes upon a change in control may not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction. The term "change in control" does not apply to transactions in which 90% of the consideration paid for our common stock in a merger or similar transactions consists of common stock and in certain other circumstances where our common stock is trading at a premium over its conversion price. See "Description of Notes -- Certain Rights to Require Purchase of Notes Upon a Change in Control."



IF AN ACTIVE TRADING MARKET FOR THE NOTES DOES NOT DEVELOP, THE TRADING PRICE OF THE NOTES COULD BE ADVERSELY AFFECTED



     The notes are new issues of securities for which there currently is no public market. Although the Credit Suisse First Boston Corporation, the initial purchaser of the notes, has informed us that it currently intends to make a market in the notes, it is not obligated to do so. The initial purchaser may discontinue any such market making activity at any time without notice. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. If an active trading market fails to develop, the trading price of the notes could be adversely affected.



OUR STOCK PRICE HAS BEEN AND WILL LIKELY CONTINUE TO BE VOLATILE, WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF THE NOTES AND THE COMMON STOCK



     Our stock price and the stock prices of emerging and biotechnology companies like us have historically been highly volatile, which may adversely affect the market price of the notes and the common stock. During the past year, the market price of our common stock has been as low as $24.50 per share and as high as $96.25 per share. The market price of the notes and the common stock could fluctuate substantially because of:



     - future announcements concerning our company or our competitors, including the results of clinical testing, technological innovations or new commercial products;



     - changes in government regulations;



     - regulatory actions;



     - announcements relating to healthcare reform;



     - developments concerning proprietary rights;



     - litigation; and



     - public concern as to the safety of our products.



In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many emerging and biotechnology companies. These fluctuations have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the notes or the common stock.

WE COMPETE AGAINST NUMEROUS COMPETITORS WITH SUBSTANTIALLY GREATER FINANCIAL RESOURCES, WHICH MAY ENABLE THEM TO DEVELOP AND COMMERCIALIZE PRODUCTS BEFORE US



     Many of our potential competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources which may enable them to develop and commercialize products before us. We face substantial competition in our efforts to identify, establish the utility of and patent as many genes as possible within a short time frame. We face competition from entities using high speed gene sequencers to discover genes. We also face competition from entities using more traditional methods to discover genes related to particular diseases. We expect that competition in this field will intensify. We believe that the majority of genes in the human genome have been identified by our efforts or those of others conducting genomic research. We believe that virtually all of these genes will be identified within several years.



     Our competitors include parties conducting research to identify genes and human genome research similar to or competitive with our focus on gene discovery, including:


     - institutes, including the U.S. government and the governments of Great Britain, France, Germany and Japan;

     - small laboratories associated with universities or other not-for-profit organizations;

     - pharmaceutical and biotechnology companies; and

     - government-financed programs.


     These competitors may:


     - succeed in identifying genes or developing products earlier than we do;

     - obtain approvals from the U.S. FDA or other regulatory agencies for products more rapidly than we do; or

     - develop products that are more effective than those we propose to develop.

     The other risks of competition include the following:

     - some of our competitors may be further advanced in developing potential products that may compete with our potential products;

     - research and development by others may render our products or the products we, along with our collaborators, may seek to develop obsolete or uneconomical;

     - other companies or institutions in our field may develop treatments, cures or diagnostics superior to any therapy or diagnostics we may develop;

     - any therapy or diagnostics we may develop may not be preferred to any existing or newly developed technologies;

     - the gene sequencing machines we use are commercially available and are currently being used by many other companies, in some cases for business purposes that compete with our business; and

     - a number of other companies have announced plans to engage in gene discovery and could acquire similar gene sequencing machines and develop procedures for automated sequencing of genes.


IF WE ARE UNABLE TO DEVELOP OUR TECHNOLOGIES, OUR PRODUCT DEVELOPMENT EFFORTS MAY BE UNSUCCESSFUL



     Our development of products based on genes we discover is still in an early stage and may ultimately prove to be unsuccessful. The development of these products requires significant further research, development, testing and regulatory approvals and is subject to the risk of failure inherent in the development of products based on innovative technologies and the risks associated with drug development generally. These risks include the possibility that:

     - these technologies or any or all of the products based on these technologies will be found to be ineffective or toxic, or otherwise fail to receive necessary regulatory clearances;

     - the products, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market;

     - proprietary rights of third parties will preclude us or our collaborators from marketing products;

     - third parties will market superior or equivalent products; and

     - we may not be able to access newly developed gene sequencing machines using new and superior technology which could render obsolete the gene sequencers we use.


     Our competitive position would be adversely affected if we are unable to anticipate future developments and obtain access to new technology.



EVEN IF WE COMPLETE PRODUCT DEVELOPMENT, WE MAY BE UNABLE TO COMMERCIALIZE OUR PRODUCTS OR RECOVER OUR DEVELOPMENT COSTS



     We may not be able to develop a commercially feasible product based on the genes or the proteins expressed by the genes we discover. To date, relatively few products based on genes have been developed and commercialized. Some areas of drug discovery conducted by our collaborators and other partners involve new technologies, and existing data on the safety and effect of these technologies is very limited. Currently, there are no products for patient use that have been developed from these technologies or that have received FDA approval. We need to address several significant scientific challenges before the therapeutic potential of these technologies can be commercially realized. For example:


     - commercialization of our products may take a number of years, if they are commercialized at all; and

     - development of products in new and rapidly evolving areas and technologies could render our actual or proposed products, services or processes obsolete before we recover a significant portion of our related research, development and capital expenses.


IF WE ARE UNABLE TO PATENT OUR DISCOVERIES OR PROTECT OUR PROPRIETARY RIGHTS, COMPETITORS MAY OBTAIN RIGHTS TO AND COMMERCIALIZE THE GENES WE DISCOVER



     Our competitors may obtain rights to commercialize the genes we discover if we are unable to patent our discoveries or protect our proprietary rights. We apply for patent protection for genes identified by partial sequencing and, subsequently, for those genes we fully sequence. We may not be able to patent genes based on partial sequences. Even if we can get patent protection for these sequences, it may not provide effective commercial exclusivity. We do not expect to isolate and fully sequence a significant portion of the partial gene sequences we discover. In some situations, we depend upon our collaborators to file and prosecute patent applications.

PATENT LAWS AND INTERPRETATION OF PATENT LAWS ARE SUBJECT TO CHANGES THAT MAY ENABLE OTHERS TO DEVELOP THE PROTEINS WE DISCOVER



     The patent positions of biotechnology firms generally are highly uncertain and involve complex legal and factual questions that will ultimately determine whether we or one of our competitors has the right to develop a particular product. There is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office and no clear policy has emerged regarding the breadth of claims covered in biotechnology patents. There have been, and continue to be, intensive discussions on the scope of patent protection for both gene fragments and full-length genes. There have also been proposals for review of the appropriateness of patents on genes and gene fragments. The biotechnology patent situation outside the U.S. is even more uncertain and is currently undergoing review and revision in many countries. These proposals and other changes in patent laws in the U.S. and other countries may result in changes in, or interpretations of, the patent laws which will adversely affect our patent position.



MANY OF OUR PATENT APPLICATIONS ARE PENDING AND MAY NOT RESULT IN ISSUED PATENTS



     Our pending applications covering full-length genes and their corresponding proteins may not result in the issuance of any patent. As of June 30, 1999, we had patent applications filed for:



     - more than 6,300 human genes and their corresponding proteins; and



     - all or portions of genomes of eight infectious microorganisms and one non-infectious microorganism.



     As of that date, we had only 62 U.S. patents issued covering 63 full-length human genes. Our disclosures in our applications may not be sufficient to meet the statutory requirements for patentability in all cases. Additionally, many genes may be covered by our patent applications and as a result we cannot predict what issues may arise in connection with our patent applications or the timing of the grant of patents with respect to genes covered by these patent applications.



OUR PATENT APPLICATIONS FOR PARTIAL HUMAN GENE SEQUENCES MAY BE INSUFFICIENT AND MAY NOT BE GRANTED



     We have filed U.S. patent applications claiming more than 200,000 partial human gene sequences which may be insufficient and may not be granted. These applications seek to protect partial human and non-human gene sequences, the full-length gene sequences that include the partial sequences, as well as derived products and uses. These applications do not contain any laboratory or clinical data with respect to these biological functions. Some court decisions indicate that disclosure of a partial sequence may not be sufficient to support the patentability of a full-length sequence. We believe that these court decisions and the uncertain position of the Patent and Trademark Office, present a significant risk that patents will not be issued based on patent disclosures limited to partial gene sequences. Finally, even if patents are issued on the basis of partial gene sequences, there is uncertainty as to the scope of the coverage, enforceability and commercial protection provided by any of these patents.



IF INFORMATION ABOUT THE GENES WE DISCOVER IS PUBLISHED BY OTHERS BEFORE WE APPLY FOR PATENT PROTECTION, WE MAY BE UNABLE TO OBTAIN PATENT PROTECTION



     If information about genes we identify is published before we apply for patent protection based on the full-length gene, we may be unable to obtain patent protection.

Washington University has identified genes through partial sequencing pursuant to funding provided by Merck & Co. and has deposited the partial sequences identified in a public database. In January 1997, The Institute for Genomic Research, or TIGR, in collaboration with the National Center for Biological Information, disclosed full-length DNA sequences which are reportedly in excess of 35,000 sequences that were assembled from partial gene sequences available in publicly accessible databases or sequenced at TIGR. This type of disclosure might limit the scope of claims or make unpatentable subsequent patent applications on full length genes we file.



     In July 1994, we reached an agreement with TIGR and SmithKline Beecham to contribute a number of partial copies of DNA sequences to a database. Under the agreement, this database was accessible only to academic scientists and researchers at non-profit institutions that sign access agreements. In October 1996, TIGR notified us of its decision to terminate this agreement according to its terms, effective in April 1997. The termination of this agreement eliminated limitations on publication of those sequences in the database as of that date. In addition, the termination eliminated previous restrictions on TIGR's ability to publish sequence information. This publication may have adversely affected or will adversely affect our ability to obtain patent protection for some genes in which we may have an interest.



IF SIMILAR PATENT APPLICATIONS HAVE BEEN FILED OR SIMILAR PATENTS ARE ISSUED, OUR PATENT APPLICATIONS MAY BE DENIED OR OUR USE RESTRICTED



     Other companies or institutions may have filed patent applications or may file patent applications in the future which attempt to patent genes similar to our patent applications and may cause our patent applications to be denied or our use restricted. Others have filed patent applications that cover genes for which we have filed patent applications, including applications based on our protein candidates. The Patent and Trademark Office would decide the priority of competing patent claims in an interference proceeding. Any patent application filed by a third party may have priority over patent applications we filed, in which event we may be required to negotiate a royalty arrangement to pursue a potential product or refrain from developing a potential product.


PATENTS MAY NOT BE ISSUED FOR OUR APPLICATIONS AND EVEN IF THEY ARE THEY MAY NOT PROTECT OUR DISCOVERIES


     Patents may not be issued for the applications we file, and if any additional patents are issued, they may not provide commercially meaningful protection against competitors. Any patent issued may not provide us with competitive advantages, and may be challenged by others. Furthermore, others may independently develop similar products which could result in an interference proceeding in the Patent and Trademark Office. Others may be able to design around issued patents or develop products providing similar effects to products we are developing based on genes or proteins expressed by genes which are not covered by our patents. In addition, others may discover uses for genes or proteins other than those uses covered in our patent applications, and these other uses may be separately patentable. In this case, the holder of a use patent covering an invention as to which we have a composition of matter patent claim could exclude us from selling a product for a use covered by their use patent.

IF OUR POTENTIAL PRODUCTS CONFLICT WITH PATENTS THAT HAVE BEEN OR MAY BE GRANTED TO COMPETITORS, UNIVERSITIES OR OTHERS, WE MAY BE UNABLE TO DEVELOP THOSE PRODUCTS



     Our potential products may give rise to claims that they infringe the patents of others. This risk increases as the biotechnology industry expands and more patents are issued and other companies engage in the business of discovering genes through the use of high speed sequencers. Other persons could bring legal actions against us claiming damages and seeking to stop our manufacturing and marketing of the affected products. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any action and a required license may not be available on acceptable terms. We believe that there will continue to be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our resources.



SOME OF OUR RESEARCH WAS FUNDED BY THE U.S. DEPARTMENT OF ENERGY WHICH MAY GRANT LICENSES UNDER OUR PATENTS IN CERTAIN CIRCUMSTANCES


     A small percentage of sequences covered by our patent filings were identified pursuant to research funded by grants from the U.S. Department of Energy. The Department of Energy has a statutory right under certain circumstances, including lack of action on the part of the holder of the patent rights to achieve practical application of the invention or a need to alleviate public health or safety concerns not reasonably satisfied by the holder of the patent rights, to grant to other parties licenses under the patents which may be granted based on research funded by the Department of Energy.


IF WE ARE UNABLE TO PROTECT OUR TRADE SECRETS, OTHERS MAY BE ABLE TO COMPETE MORE EFFECTIVELY



     We may not be able to meaningfully protect our trade secrets which may enable others to compete more effectively. We rely on trade secret protection to protect our confidential and proprietary information. We believe that we have developed proprietary procedures for making libraries of partial copies of DNA sequences and sequencing and analyzing genes. We have not sought patent protection for these procedures. Additionally, we have developed a substantial database concerning genes we have identified. While we have entered into confidentiality agreements with employees and academic collaborators, we may not be able to prevent their disclosure of these data or materials. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. In addition, specific trade secrets important to our business have been developed by, or are in the possession of, TIGR, including information concerning sequencing procedures and genes identified by TIGR.



IF WE LOSE KEY MANAGEMENT OR OTHER PERSONNEL, OUR BUSINESS WILL BE ADVERSELY AFFECTED


     We depend on our senior executive officers as well as certain key scientific and other personnel. Although we have entered into employment agreements with some of our executives, the employment agreements are for a limited period of time, and not all key personnel have employment agreements. Our employment agreement with Dr. William A. Haseltine, our Chairman of the Board and Chief Executive Officer, expires in February 2000. Although Dr. Haseltine's employment agreement automatically extends for additional one year terms, the agreement can be terminated by either party four months prior to the end of the applicable term. If Dr. Haseltine decided to terminate his employment with us, such termination could have a material adverse effect on our business. Further, we have not purchased key-man life insurance on any of our executive officers or key personnel. Competition among pharmaceutical and biotechnology companies for qualified employees is intense, and the loss of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the expansion of our activities, could, among other things, hinder our ability to successfully complete clinical tests and develop marketable drugs.



IF WE DO NOT OBTAIN SIGNIFICANT ADDITIONAL FUNDS ON ACCEPTABLE TERMS, WE MAY NOT BE ABLE TO CONTINUE TO GROW OUR BUSINESS AND GENERATE ENOUGH REVENUE TO RECOVER OUR INVESTMENT IN OUR PRODUCT DEVELOPMENT EFFORT


     Since inception, we have expended, and expect to continue to expend, substantial funds to continue our research and development programs. If we incur unanticipated expenses or delays in receipt of revenue, we may require additional financing to fund our operating expenses and capital requirements. We may not be able to obtain such additional financing on acceptable terms. If we raise additional funds by issuing equity securities, further dilution to our existing stockholders may result.


WE ARE SUBJECT TO EXTENSIVE AND UNCERTAIN GOVERNMENT REGULATORY REQUIREMENTS, WHICH MAY DELAY GOVERNMENT APPROVALS OF OUR PRODUCTS AND PREVENT THEIR COMMERCIALIZATION



     Our products are subject to an extensive and uncertain regulatory approval process by the FDA and comparable agencies in other countries which may cause significant delays and costs. The regulation of new products is extensive, and the required laboratory and clinical testing is lengthy and expensive. We may not obtain FDA approvals in a timely manner, or at all. We and our collaborators may encounter significant delays or excessive costs in our efforts to secure necessary approvals or licenses. Even if FDA regulatory approvals are obtained, the FDA extensively regulates manufacturing, labeling, distributing, marketing, promotion and advertising after product approval. Moreover, several areas in which we or our collaborators may develop products involve relatively new technology and have not been the subject of extensive product testing in humans. Accordingly, the regulatory requirements governing these products and related clinical procedures remain uncertain. In addition, these products may be subject to substantial review by foreign governmental regulatory authorities which could prevent or delay approval in those countries. Regulatory requirements ultimately imposed on these and other areas could adversely affect our ability to test, manufacture and market products.


WE ARE SUBJECT TO ENVIRONMENTAL PROTECTION LAWS WHICH MAY LIMIT OUR ABILITY TO CONDUCT OUR BUSINESS


     State and federal laws regarding environmental protection and hazardous substances control affect our business. Changes in these laws may limit our ability to conduct our business. We cannot predict the impact that these laws or any changes in these laws may have on our future operations. Federal and state agencies and congressional committees have expressed interest in further regulating biotechnology. We cannot estimate the extent and impact of regulation in the biotechnology field, including genetic testing, resulting from any future federal, state or local legislation or administrative action.

WE DEPEND ON A SINGLE SUPPLIER FOR GENE SEQUENCING MACHINES AND CERTAIN REAGENTS, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO IDENTIFY ADDITIONAL GENES



     We currently depend on a single supplier, Applied Biosystems, a division of PE Corporation, formerly Perkin-Elmer Corporation, to provide all of our gene sequencing machines and certain reagents we require in connection with the gene sequencing process. If we are unable to obtain additional machines or an adequate supply of reagents or other ingredients at commercially reasonable rates, our ability to continue to identify genes through gene sequencing would be adversely affected. PE Corporation has recently created Celera Genomics Corporation, an entity that is sequencing the human genome and could potentially be one of our competitors. While other gene sequencing machines are available, we do not believe that other machines are as efficient as the machines we currently use. The gene sequencing machines or the reagents may not remain available in commercial quantities at acceptable costs.



WE CURRENTLY HAVE A LIMITED MANUFACTURING CAPACITY AND MUST RELY ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS FOR TRIALS OR SALE, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN PRODUCTS ECONOMICALLY



     We do not currently have any manufacturing facilities licensed to supply materials suitable for clinical trials or for commercial sale or any experience in manufacturing materials suitable for clinical trials or for commercial sale. Our dependence on third parties for manufacturing may prevent us from obtaining products economically. We depend on these third parties to comply with current good manufacturing practices, known as cGMPs, and other regulatory requirements and to deliver materials on a timely basis. These third parties may not perform adequately. Any failures by these third parties may delay clinical development or the submission of products for regulatory approval, or otherwise impair our competitive position.



     During 1997 and 1998, we designed and the Maryland Economic Development Corporation constructed a process development and production facility for the preparation of clinical trial quantities of our therapeutic proteins. This facility must be validated and inspected by the FDA to determine compliance with cGMP requirements. A delay in validation of the facility could adversely affect the cost and timing of clinical trials and could delay submission of products for regulatory approval. We may not be able to successfully establish manufacturing capabilities and manufacture our products economically or in compliance with cGMPs and other regulatory requirements.



WE CURRENTLY HAVE NO MARKETING CAPABILITY AND MUST RELY ON THIRD PARTIES TO MARKET OUR PRODUCTS, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO COMMERCIALIZE OUR PRODUCTS



     We do not have any products that can be marketed. In the future, we generally expect to rely on collaborators or on third parties that we may contract with to market any products that we may develop. Our dependence on third parties may adversely affect our ability to commercialize our products. To date, we have collaborated with SmithKline Beecham, Schering-Plough and others. However, we may also co-promote or retain U.S. marketing rights to certain of our products. If we decide to market products directly, it will require significant additional expenditures and management resources to develop an external sales force and implement our marketing strategy. Our collaborators or other third parties may not be successful in marketing products and we may not be able to establish a successful marketing force.

IF THE HEALTHCARE SYSTEM OR REIMBURSEMENT POLICIES CHANGE, IT COULD ADVERSELY AFFECT THE PRICING AND SALES OF OUR PRODUCTS



     In recent years, there have been numerous proposals to change the healthcare system in the U.S., some of which could adversely affect the pricing and sales of our products. These proposals included measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. In addition, newly-approved healthcare products may not be reimbursed by healthcare systems. Government and other third-party payors increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement of new products and by refusing, in some cases, to provide any coverage of uses of approved products for disease indications other than those for which the FDA has granted marketing approval. Future legislative proposals may be adopted and federal, state or private payors for healthcare goods and services may take action to limit their payments for such goods and services. We cannot predict the effect that changes in the healthcare system may have on our business, and these changes may have on the pricing and sales of our products.



THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH MAY NOT PROVE TO BE ACCURATE



     This prospectus, including the documents we incorporate by reference, contains forward-looking statements and information relating to our company. We generally identify forward-looking statements using words like "believe," "intend," "expect," "may," "should," "plan," "project," "contemplate," "anticipate" or similar statements. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results may differ significantly from the results discussed in these forward-looking statements. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.


                                USE OF PROCEEDS


     We will not receive any proceeds from the sale of the notes and the common stock into which the notes are convertible by the selling holders.

                              DESCRIPTION OF NOTES


     We issued the notes under an indenture, dated as of June 25, 1999, between us and The Bank of New York, as trustee. The following description is only a summary of the material provisions of the indenture, the notes and the registration rights agreement. We urge you to read the indenture, the notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of these notes. You may request copies of these documents at our address set forth under the caption "Where You Can Find More Information." The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.


GENERAL


     These notes are unsecured, subordinated obligations of Human Genome Sciences. We issued the notes in the principal amount of $125,000,000. Interest on the notes will accrue at the rate of 5 1/2% per annum and will be payable semiannually in arrears on July 1 and January 1 of each year commencing on January 1, 2000. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the holders of record of these notes on the immediately preceding June 15 or December 15, whether or not this day is a business day.



     We will pay the principal of, premium, if any, and interest on the notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their notes at the same location. We reserve the right to pay interest to holders of the notes by check mailed to such holders at their registered addresses or by wire transfer to holders of at least $2,000,000 aggregate principal amount of notes. Interest on the notes will be computed on the basis of a 360-day year comprised of 12 30-day months.



     Except under the limited circumstances described below, the notes will be issued only in fully-registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any such transfer or exchange.


BOOK-ENTRY, DELIVERY AND FORM


     We will issue the notes in the form of one or more global notes except as described under "-- Certificated Notes" below. The global notes will be deposited with, or on behalf of, the clearing agency registered under the Exchange Act that is designated to act as depositary for the notes and registered in the name of the depositary or its nominee. The Depository Trust Company will be the initial depositary. Except as set forth below, the global notes may be transferred, in whole and not in part, only to the depositary or another nominee of the depositary. You may hold your beneficial interests in the global notes directly through the depositary if you have an account with the depositary or indirectly through organizations which have accounts with the depositary.



     The depositary has advised us that it is:


     - a limited-purpose trust company organized under the laws of the State of New York;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.


The depositary was created to hold securities of institutions that have accounts with the depositary and to facilitate the clearance and settlement of securities transactions among those institutions through electronic book-entry changes. This eliminates the need for physical movement of securities certificates. These institutions, known as participants, include securities brokers and dealers, which may include the initial purchaser, banks, trust companies, clearing corporations and certain other organizations. Access to the depositary's book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.



     Upon the issuance of the global notes, the depositary credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global notes to the accounts of participants. The initial purchaser designated the accounts to be credited. Ownership of beneficial interests in a global note is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary and such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in a global note.



     So long as the depositary or its nominee is the registered holder and owner of a global note, the depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the related notes for all purposes of such notes and the indenture. Except as set forth below, as an owner of a beneficial interest in a global note, you will be subject to the following limitations:



     - you will not be entitled to have the notes represented by the global notes registered in your name;



     - you will not receive or be entitled to receive physical delivery of certificated notes; and



     - you will not be considered to be the owners or holders of any notes under the global notes.



We understand that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any action that the depositary, as the holder of the global notes, is entitled to take, the depositary would authorize the participants to take such action. The participants would authorize beneficial owners owning through them to take such action or would otherwise act upon the instructions of beneficial owners owning through them.



     Payment of principal of and premium, if any, and interest on notes represented by a global note registered in the name of and held by the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner and holder of the global notes.



     We expect that the depositary or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the depositary and its participants or the relationship between such participants and the owners of beneficial interests in the global notes owning through such participants.



     Unless and until the global notes are exchanged in whole or in part for certificated Notes, the global notes may not be transferred except as a whole by the depositary to a nominee of such depositary or by a nominee of such depositary to another nominee of such depositary.



     Although the depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of the depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by the depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.



YEAR 2000 ISSUES RELATING TO THE DEPOSITORY TRUST COMPANY



     We have been advised by the Depository Trust Company that it is aware that some computer applications, systems and the like for processing dates that are dependent upon calendar dates, including dates before, on or after January 1, 2000, may encounter "year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions, including principal and income payments, to securityholders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which DTC expects to be completed within appropriate time frames.



     However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the industry that it is contacting, and will continue to contact, third-party vendors from whom DTC acquired services to: impress upon them the importance of such services being year 2000 compliant and determine the extent of their efforts for year 2000 testing and remediation of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.



     According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

CERTIFICATED NOTES


     The notes represented by the global notes are exchangeable for certificated notes in definitive form of like tenor in denominations of $1,000 and integral multiples of $1,000 if:



     - the depositary notifies us that it is unwilling or unable to continue as depositary for the global notes;



     - the depositary ceases to be a clearing agency registered under the Exchange Act or announces an intention permanently to cease business or in fact does so;



     - we in our discretion at any time determine not to have all of the notes represented by the global notes; or



     - an event of default, as described under the caption "-- Events of Default," has occurred and is continuing.



     Any note that is exchangeable pursuant to the above is exchangeable for certificated notes issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, the global notes are not exchangeable, except for global notes of the same aggregate denomination to be registered in the name of the depositary or its nominee.


CONVERSION RIGHTS


     A holder may, at any time prior to the close of business on the business day immediately preceding the maturity date, convert a note or any portion of a note into shares of common stock initially at the conversion price of $52.20 per share, unless the note or portion thereof has been previously redeemed. The right to convert a note called for redemption will terminate at the close of business on the business day immediately preceding the date fixed for such redemption, unless we default in making the payment due on the redemption date. For information as to notices of redemption, see "-- Optional Redemption."



     We will adjust the conversion price if:



     - we issue common stock as a dividend or distribution on our common stock;



     - we issue to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase common stock at less than the then current market price;



     - we subdivide or combine our common stock;



     - we distribute to all holders of common stock evidences of our indebtedness, shares of capital stock, securities, cash or property, excluding:



          - those rights, warrants or options referred to above;



          - any dividend or distribution paid exclusively in cash; and



          - any dividend or distribution referred to above;



     - we make a cash distribution to all holders of our common stock, that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for the common stock made within the preceding 12 months exceeds 12.5% of our aggregate market capitalization on the date of such distribution; or



     - we complete a tender or exchange offer for our common stock which involves an aggregate consideration that, together with:

             - any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for our common stock concluded within the preceding 12 months and



             - the amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months,



          exceeds 12.5% of our aggregate market capitalization on the expiration of the tender or exchange offer.


No adjustment of the conversion price will be required to be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted.


     If we distribute rights or warrants, other than those referred to in the second clause of the preceding paragraph, pro rata to holders of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any note surrendered for conversion will be entitled to receive, in addition to the shares of common stock issuable upon such conversion, the following upon such conversion:



          - if conversion occurs on or prior to the date for the distribution of certificates evidencing such rights or warrants, the holder will be entitled to the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of conversion shares is entitled; and



          - if conversion occurs after the distribution date, the holder will be entitled to the same number of rights or warrants to which a holder of the number of shares of common stock into which such note was convertible immediately prior to such distribution date would have been entitled on such distribution date in accordance with the terms and provisions of and applicable to the rights or warrants.



The conversion price of the notes will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.



     If our common stock is converted into the right to receive other securities, cash or other property as a result of certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions, each note then outstanding would, without the consent of any holders of notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder of the number of shares of common stock which would have been received by a holder immediately prior to such transaction if such holder had converted its note.



     We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay a cash adjustment based upon the market price.



     Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares of common stock issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the Holder must deliver payment to us of an amount equal to the interest payable on such interest payment date on the principal amount converted together with the Note being surrendered. The foregoing sentence shall not apply to notes called for redemption on a redemption date within the period between and including the record date and interest payment date,

     If we make a distribution of property to our stockholders which would be taxable to them as a dividend for federal income tax purposes the conversion price of the notes is reduced, this reduction may be deemed to be the receipt of taxable income to holders of the notes.



     In addition, we may make such reductions in the conversion price as our board of directors deems advisable to avoid or diminish any income tax to holders of shares of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes or for any other reasons.


OPTIONAL REDEMPTION


     We may not redeem the notes prior to July 6, 2002. At any time on or after July 6, 2002, we may redeem all or a portion of the notes upon at least 20 and not more than 60 days' notice by mail to the holders of the notes, by paying the redemption prices, plus accrued and unpaid interest. The redemption price, expressed as a percentage of the principal amount, is as follows for the periods set forth below:


                                                          REDEMPTION
                          YEAR                              PRICE
                          ----                            ----------
July 6, 2002 through June 30, 2003......................   102.75%
July 1, 2003 through June 30, 2004......................   101.83%
July 1, 2004 through June 30, 2005......................   100.92%
July 1, 2005 and thereafter.............................   100.00%


     If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by such method as it deems fair and appropriate. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any note of a denomination larger than $1,000.



     There is no sinking fund provision in the notes.


CERTAIN RIGHTS TO REQUIRE PURCHASE OF NOTES UPON A CHANGE IN CONTROL


     If a change of control occurs, each holder of notes may require that we repurchase the holder's notes on the date fixed by us that is not less than 30 nor more than 45 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase.



     A change of control occurs when:



          (1) any person, or any persons acting together in a manner which would constitute a "group" for purposes of Section 13(d) of the Exchange Act,



             - become the beneficial owners, directly or indirectly, of our capital stock, entitling such person or persons and its or their affiliates to exercise more than 50% of the total voting power of all classes of our capital stock entitled to vote generally in the election of our directors or



             - shall succeed in having sufficient of its or their nominees elected to the board such that such nominees, when added to any existing directors remaining on the board after such election who are affiliates of or acting in concert with such persons, shall constitute a majority of the board;



          (2) we are a party to any transaction pursuant to which our common stock is converted into the right to receive other securities, cash and/or property and the value of all such securities, cash and/or property distributed in such transaction and any other transaction effected within the 12 months preceding consummation of such transaction is more than 50% of the average of the daily closing prices for our common stock for the five consecutive trading days ending on the trading day immediately preceding the date of such transaction; or



          (3) we consolidate with or merge into any other person or sell, convey, transfer or lease our properties and assets substantially as an entirety to any person other than one of our subsidiaries, or any other person shall consolidate with or merge into us, other than, pursuant to any consolidation or merger where persons who are our stockholders immediately prior to the transaction become the beneficial owners of more than 50% of the total voting power of the surviving company's capital stock.



On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes which is to be paid on the date of repurchase.



     We may not repurchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making payments of principal in respect of the notes. If we fail to repurchase the notes when required under the preceding paragraph, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.



     Notwithstanding the foregoing, a change in control will not be deemed to have occurred:



     - if the closing price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect immediately preceding the change in control; or



     - if at least 90% of the consideration received or to be received by the holders of our common stock in the transaction or transactions constituting a change in control consists of:



          - shares of common stock, or securities convertible into the shares of common stock, of an entity organized under the laws of a U.S. jurisdiction whose shares of common stock are, or upon issuance will be, traded on a national securities exchange in the U.S. or through The Nasdaq Stock Market, Inc. or



          - shares of common stock of an entity organized under the laws of a jurisdiction outside of the U.S., or American Depositary Shares representing the shares of common stock, that are, or upon issuance will be, traded on a national securities exchange in the U.S. or through The Nasdaq Stock Market, Inc., if the entity has a worldwide total market capitalization of its equity securities of at least US$5 billion before giving effect to the transaction or transactions constituting a change in control.



     On or before the 15th day after we know or reasonably should know a change in control has occurred, we will be required to mail to all holders of record of the notes a notice of the occurrence of the change in control, stating:



     - the date of repurchase;


     - the date by which the repurchase right must be exercised;


     - the repurchase price for the notes; and



     - the procedures which a holder of notes must follow to exercise the repurchase right.



     To exercise the repurchase right, the holder of a note will be required to deliver, on or before the 30th day after the date of our notice, an irrevocable written notice to us and the trustee of the holder's exercise of such right. This notice must be accompanied by certificates evidencing the note or notes with respect to which the right is being exercised, duly endorsed for transfer. In addition, if the date of repurchase falls between the relevant record date and the corresponding succeeding interest payment date, the notes to be repurchased must also be accompanied by payment from the holder of an amount equal to the interest on such notes which the holder is to receive on such interest payment date.



     The effect of these provisions granting the holders the right to require us to purchase the notes upon the occurrence of a change in control may make it more difficult for any person or group to acquire control of Human Genome Sciences or to effect a business combination with us. Moreover, under the indenture, we will not be permitted to pay principal of or interest on, or otherwise acquire the notes, including any repurchase at the election of the holders of notes upon the occurrence of a change in control, if a payment default on our senior indebtedness has occurred and is continuing, or if our senior indebtedness is not paid in full in the event of our insolvency, bankruptcy, reorganization, dissolution or other winding up. Our ability to pay cash to holders of notes following the occurrence of a change in control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See "Risk Factors -- We may be unable to raise the funds necessary to repurchase the notes in the event of a change in control and may be unable to repurchase your notes, which would cause a default on the notes."



     If a change in control occurs and the holders exercise their rights to require us to repurchase notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any such purchase.



     The term "beneficial owner" shall be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision thereto, except that a person shall be deemed to have "beneficial ownership" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.


REGISTRATION RIGHTS


     We have entered into a registration rights agreement with the initial purchaser of the notes. Under this agreement, we must, subject to certain rights to suspend use of the shelf registration statement, use our best efforts to keep the shelf registration statement of which this prospectus forms a part effective after its effective date for as long as shall be required to permit sales under Rule 144(k) under the Securities Act or any successor rule or regulation thereto. A holder who elects to sell any securities pursuant to the shelf registration statement:



     - will be required to be named as selling security holder;



     - will be required to deliver a prospectus to purchasers;



     - will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales; and



     - will be bound by the provisions of the registration rights agreement which are applicable to such holder, including certain indemnification obligations.



     If, after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable, subject to certain exceptions, including the right to suspend the use of the shelf registration statement under certain circumstances for up to 60 days in connection with resales of notes and the common stock issuable upon the conversion thereof in accordance with and during the periods specified in the registration rights agreement, then the interest rate on the notes will increase by 0.5% per annum until the failure is cured.



     We will have no other liabilities for monetary damages with respect to our registration obligations, except that if we breach, fail to comply with or violate certain provisions of the registration rights agreement, the holders of the notes will be entitled to equitable relief, including injunction and specific performance. We may not oppose the granting of such equitable relief.


CONSOLIDATION, MERGER AND SALE OF ASSETS


     We may, without the consent of the holders of any of the notes, consolidate with or merge into any other person or convey, transfer or lease our properties substantially as an entirety to, any other person, if:



     - the successor, transferee or lessee expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the trustee;



     - after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing;



     - the successor company is:



          - organized under the laws of any U.S. jurisdiction or



          - is organized under the laws of a jurisdiction outside the U.S. and has:



             - common stock or American Depositary Shares representing such common stock traded on a national securities exchange in the U.S. or through The Nasdaq Stock Market, Inc. and



             - a worldwide total market capitalization of its equity securities of at least US$5 billion before giving effect to such consolidation or merger; and



     - certain other conditions specified in the indenture are met.



     Under any consolidation by us with, or merger by us into, any other person or any conveyance, transfer or lease of our properties and assets substantially as an entirety as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Human Genome Sciences under the indenture, and thereafter, except in the case of a lease, the predecessor, if still in existence, will be released from its obligations and covenants under the indenture and the notes.


EVENTS OF DEFAULT


     Each of the following is an "event of default":



          (1) a default in the payment of any interest upon any of the notes when due and payable, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the indenture;

          (2) a default in the payment of the principal of and premium, if any, on any of the notes when due, including on a redemption date, whether or not such payment is prohibited by the subordination provisions of the indenture;



          (3) a default in our obligation to provide notice of a change in control or default in the payment of the repurchase price in respect of any note on the repurchase date therefor, whether or not such payment is prohibited by the subordination provisions of the indenture;



          (4) a default by us in the performance, or breach, of any of our other covenants in the indenture which are not remedied by the end of a period of 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes;



          (5) failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by us in excess of $10 million, if such indebtedness is not discharged, or such acceleration is not waived or annulled, by the end of a period of 10 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding notes; or


          (6) certain events of bankruptcy, insolvency or reorganization of Human Genome Sciences.


     If an event of default described in clauses (3), (4) or (5) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of and accrued interest on all notes to be immediately due and payable. This declaration may be rescinded if certain conditions are satisfied. If an event of default of the type referred to in clause (6) occurs, the principal amount of and accrued interest on the outstanding notes shall automatically become immediately due and payable.



     The holders of not less than a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee; provided that such direction does not conflict with any rule of law or with the Indenture. The trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.



     Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due or the right to convert such note in accordance with the indenture, no holder may institute any proceeding or pursue any remedy with respect to the indenture or the notes unless:



     - the holder has previously given the trustee notice that an event of default is continuing;



     - holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;



     - the holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense;



     - the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

     - the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.



     In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the officers signing such certificate know of any default by us in the performance or observance of any of the terms of the indenture. If such officers do know of a default, the certificate must specify the status and nature of all such defaults.


MODIFICATION AND WAIVER


     We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note affected thereby, no supplemental indenture may, among other things:



     - change the stated maturity of the principal of or any installment of interest on any note;



     - reduce the principal amount of, or the premium or rate of interest on, any note;



     - adversely affect the right of any holder to convert any note as provided in the indenture;



     - change the place of payment where, or the coin of currency in which, the principal of any note or any premium or interest thereon is payable;



     - impair the right to institute suit for the enforcement of any such payment on or with respect to any note on or after the stated maturity, or, in the case of redemption, on or after the date of redemption;



     - modify the subordination provisions of the indenture in a manner adverse to the holders of the notes;



     - modify the redemption provisions of the indenture in a manner adverse to the holders of the notes;



     - modify the provisions of the indenture relating to our requirement to offer to repurchase notes upon a change in control in a manner adverse to the holders of the notes;



     - reduce the percentage in principal amount of the outstanding notes the consent of whose holders is required for any such modification or amendment of the indenture or for any waiver of compliance with certain provisions of, or of certain defaults under the indenture; or


     - modify the foregoing requirements.


     Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:



          (1) to evidence a successor to us and the assumption by such successor of our obligations under the indenture and the notes;



          (2) to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred on us;



          (3) to secure our obligations in respect of the notes;

          (4) to make provision with respect to the conversion rights of holders of the notes pursuant to the requirements of the indenture;



          (5) to make any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the indenture;



          (6) to cure any ambiguity or inconsistency in the indenture;



          (7) to comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act; or



          (8) to make any other provisions with respect to matters or questions arising under the indenture which are not inconsistent with the provisions of the indenture.



However, no supplemental indenture entered into pursuant to clause (5), (6), (7) or (8) above may adversely affect the interests of the holders of the notes.



     The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:



     - waive compliance by us with certain restrictive provisions of the indenture, and



     - waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any premium or interest on any note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.


SUBORDINATION


     The payment of the principal of and premium, if any, and interest on the notes will, to the extent set forth in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The holders of all senior indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon, or provision for such payment in money or money's worth, before the holders of the notes will be entitled to receive any payment in respect of the notes, when there is a payment or distribution of assets to creditors upon our:



     - liquidation,



     - dissolution,



     - winding up,



     - reorganization,



     - assignment for the benefit of creditors,



     - marshaling of assets,



     - bankruptcy,



     - insolvency or similar proceedings.



     No payments on account of the notes or on account of the purchase or acquisition of notes may be made if a default in any payment with respect to senior indebtedness has occurred and is continuing or if any judicial proceeding is pending with respect to any such default. By reason of this subordination, in the event of insolvency, our creditors who are not holders of senior indebtedness, including holders of the notes, may recover less, ratably, than holders of senior indebtedness.



     "Senior indebtedness" means the principal of and premium, if any, and interest on all our indebtedness for money borrowed, other than the notes, whether outstanding on the date of the execution of the indenture or thereafter created, incurred, guaranteed or assumed. Senior indebtedness does not include indebtedness that by the terms of the instrument or instruments by which such indebtedness was created or incurred expressly provides that it is junior in right of payment to the notes or any other indebtedness of ours or ranks equal in right of payment to the notes.



     "Indebtedness for money borrowed" means any of our obligations or obligations we guarantee:



     - for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments;



     - with respect to interest rate hedging arrangements to hedge interest rates relating to our senior indebtedness;



     - for the payment of the purchase price of property or assets evidenced by a note or similar instrument; and



     - for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on our balance sheet under generally accepted accounting principles.



     At June 30, 1999, our senior indebtedness was approximately $2.2 million, all of which was secured. We expect from time to time to incur additional indebtedness. The indenture does not limit or prohibit us from incurring additional senior indebtedness or additional indebtedness. See "Risk
Factors -- If we are unable to pay our debts, your right to receive payments on the notes will be subordinated to all of our existing and future senior indebtedness."


DEFEASANCE


     We at any time, upon satisfaction of the requirements described below, may terminate all of our obligations under the notes and the indenture, known as legal defeasance, except for certain obligations, including those:



     - to maintain a registrar and paying agents and hold moneys for payment in trust,



     - to register the transfer or exchange of the notes,



     - to replace mutilated, destroyed, lost or stolen notes,



     - to provide for conversion of the notes,



     - to comply with the registration rights agreement, and



     - to repurchase the notes in the event of a change in control.



     In addition, we may terminate our obligations to comply with certain restrictive covenants, known as covenant defeasance, relating to the maintenance of our properties and payment of taxes and other claims, the operation of the cross default and cross acceleration provisions and the subordination provisions of the notes.



     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our defeasance option, payment of the notes may not be accelerated because of the occurrence of certain events of default.



     To exercise either defeasance option, we must irrevocably deposit in trust with the trustee money and/or U.S. government obligations that will provide money in an amount sufficient in the written opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and each installment of interest on the outstanding notes. We may only establish such trust if, among other things:



     - no event of default, or event that with the passing of time or the giving of notice, or both, would constitute an event of default, shall have occurred or be continuing;



     - we have delivered to the trustee an opinion of counsel to the effect that such deposit shall not cause the trust so created to be subject to the Investment Company Act of 1940, as amended;



     - in the case of legal defeasance, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of our counsel, provides that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of such action and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such action had not occurred;



     - in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize gain or loss for federal income tax purposes as a result of such action and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such action had not occurred; and


     - we satisfy certain other customary conditions precedent.


     "U.S. government obligations" are securities that are:



     - direct obligations of the United States of America for the payment of which its full faith and credit is pledged; or



     - obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank, as defined in Section 3(a)(2) of the Securities Act, as custodian with respect to any such obligation or a specific payment of principal of or interest on any such obligation held by such custodian for the account of the holder of such depository receipt; provided that, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the obligation or the specific payment of principal of or interest on the obligation evidenced by such depository receipt.


REGARDING THE TRUSTEE


     The Bank of New York is the trustee under the indenture.


GOVERNING LAW


     The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS


     The following is a general discussion of the material United States federal income tax considerations relevant to purchasing, owning and disposing of the Notes and the common stock into which you may convert the notes. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations.



     This discussion does not deal with all aspects of U.S. federal income taxation that may be important to holders of the notes or shares of the common stock received upon conversion thereof, and it does not include any description of the tax laws of any state, local or foreign government. This discussion is limited to beneficial owners who hold the notes and the shares of common stock received upon conversion thereof as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not purport to address all of the U.S. federal income tax consequences that may be relevant to particular purchasers. Particular purchasers may be subject to special rules.



     For the purpose of this discussion, a "U.S. holder" refers to a beneficial owner of a note or common stock who or which is:



     - a citizen or resident of the U.S. for U.S. federal income tax purposes;



     - a corporation, partnership or other entity created or organized in or under the laws of the U.S. or political subdivision thereof, unless otherwise provided in regulations in the case of a partnership;



     - an estate the income of which is subject to U.S. federal income taxation regardless of its source;



     - a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have authority to control all substantial decisions of the trust; or



     - otherwise subject to U.S. federal income tax on a net income basis in respect of its worldwide taxable income.



     The term "non-U.S. holder" refers to any beneficial owner of note or common stock who or which is not a U.S. holder.



     PROSPECTIVE PURCHASERS AND URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE CONVERSION OF THE NOTES INTO SHARES OF COMMON STOCK, AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.



CERTAIN FEDERAL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS



     Interest on Notes. Interest paid on the notes will be taxable to a U.S. holder as ordinary interest income in accordance with such holder's method of tax accounting. We expect that the notes will not be issued with original issue discount within the meaning of the Code.



     Constructive Dividend. Certain corporate transactions, such as distributions of assets to holders of common stock, may cause a deemed distribution to the holders of the notes if the conversion price or conversion ratio of the notes is adjusted to reflect such corporate transaction. Such deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules discussed under "Dividends on Shares of Common Stock."



     Sale or Exchange of Notes or Shares of Common Stock. In general, a U.S. holder of notes will recognize gain or loss upon the sale, redemption, retirement or other disposition of the notes measured by the difference between:



     - the amount of cash and the fair market value of any property received, except to the extent attributable to the payment of accrued interest and



     - the U.S. holder's tax basis in the notes.



A U.S. holder's tax basis in notes generally will equal the cost of the notes to the holder. In general, each U.S. holder of common stock into which the notes have been converted will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the common stock under rules similar to those applicable to the notes. Special rules may apply to redemptions of the common stock which may result in the amount paid being treated as a dividend. Gain or loss on the disposition of the notes or shares of common stock will be capital gain or loss and will be long-term capital gain or loss if the holding period of the notes or the common stock that was disposed of exceeded one year. Net capital gain realized by individual taxpayers is taxable at a maximum rate of 20%.



     Conversion of Notes. A U.S. holder of notes generally will not recognize gain or loss on the conversion the notes solely into shares of common stock, other than cash received in lieu of fractional shares. The U.S. holder's tax basis in the shares of common stock received upon conversion of the notes will be equal to the holder's aggregate tax basis in the notes exchanged therefor, less any portion allocable to cash received in lieu of a fractional share. The holding period of the shares of common stock received by the holder upon conversion of notes generally will generally include the period during which the holder held the notes prior to the conversion.


     Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares exchanged therefor.


     Dividends on Shares of Common Stock. Distributions on shares of common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid to holders that are U.S. corporations may qualify for the dividends-received deduction.



     To the extent, if any, that a U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distribution will be treated first as a non-taxable return of capital reducing the holder's basis in the shares of common stock. Any such distribution in excess of the holder's basis in the shares of common stock will be treated as capital gain.

CERTAIN FEDERAL TAX CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS



     Interest on Notes. Generally, interest paid on the notes to a non-U.S. holder will not be subject to U.S. federal income tax if:



     - such interest is not effectively connected with the conduct of a trade or business within the U.S. by such non-U.S. holder;



     - the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation with respect to which we are a "related person" within the meaning of the Code; and



     - the beneficial owner, under penalty of perjury, certifies that the owner is not a U.S. person and provides the owner's name and address.



If certain requirements are satisfied, the certification described the last clause above may be provided by a securities clearing organization, a bank or other financial institution that holds customers' securities in the ordinary course of its trade or business. Under recently adopted U.S. Treasury regulations, which generally are effective for payments made after December 31, 2000, subject to certain transition rules, the certification described in the last clause above may also be provided by a qualified intermediary on behalf of one or more beneficial owners, or other intermediaries, provided that such intermediary has entered into a withholding agreement with the Internal Revenue Service and certain other conditions are met. A holder that is not exempt from tax under these rules will be subject to U.S. federal income tax withholding at a rate of 30% unless the interest is effectively connected with the conduct of a U.S. trade or business, in which case the interest will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally. Corporate non-U.S. holders that receive interest income that is effectively connected with the conduct of a trade or business within the U.S. may also be subject to an additional "branch profits" tax on such income. Non-U.S. holders should consult applicable income tax treaties, which may provide different rules.



     Sales or Exchange of Notes or Shares of Common Stock. A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized upon the sale or other disposition of the notes or shares of common stock unless:



     - the gain is, or is treated as, effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder; or



     - in the case of non-U.S. holder who is a nonresident alien individual and holds the common stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year and certain other circumstances are present.



     Conversion of Notes. A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of a note into shares of common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale or exchange of a note or common stock.



     Dividends on Shares of Common Stock. Generally, any distribution on shares of common stock to a non-U.S. holder will be subject to U.S. federal income tax withholding at a rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder, in which case the dividend will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally. Corporate non-U.S. holders that receive dividend income that is effectively connected with the conduct of a trade or business within the U.S. may also be subject to an additional

"branch profits" tax on such income. Non-U.S. holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A non-U.S. holder and any entities, partners, shareholders or other beneficiaries of non-U.S. holders may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.



     Federal Estate Taxes. A note beneficially owned by an individual who is a non-U.S. holder at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of such individual's death; provided that:


     - such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code; and


     - interest payments with respect to such note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business by such individual.



Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death will be included in such individual's estate for U.S. federal estate tax purposes and thus will be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.


INFORMATION REPORTING AND BACKUP WITHHOLDING


     United States Holders. Information reporting and backup withholding may apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the notes or shares of common stock made us with respect to certain non-corporate U.S. holders. These U.S. holders generally will be subject to backup withholding at a rate of 31% unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. holder's federal income tax, upon furnishing the required information to the Internal Revenue Service.



     Non-United States Holders. Generally, information reporting and backup withholding of U.S. federal income tax at a rate of 31% may apply to payment of principal, interest and premium, if any, to non-U.S. holders if the payee fails to certify that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the payee is a U.S. person.



     The payment of the proceeds on the disposition of notes or shares of common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a non-U.S. holder of notes or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding. However, if such broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, information reporting will apply unless such broker has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary or unless the owner otherwise establishes and exemption.

Both backup withholding and information reporting will apply to the proceeds from such dispositions if the broker has actual knowledge that the payee is a U.S. holder.



     Recently adopted U.S. Treasury regulations, which generally are effective for payments made after December 31, 2000, subject to certain transition rules, alter the foregoing rules in certain respects. Among other things, such regulations provide presumptions under which a non-U.S. holder is subject to information reporting and backup withholding at the rate of 31% unless we receive certification from the holder of non-U.S. status. Depending on the circumstances, this certification will need to be provided:



     - directly by the non-U.S. holder;



     - in the case of a non-U.S. holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of such entity; or



     - certain qualified financial institutions or other qualified entities on behalf of the non-U.S. holder.


                        DESCRIPTION OF OUR CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. The following is a description of our capital stock.

COMMON STOCK

     We are authorized to issue 50,000,000 shares of common stock. Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. After the payment of liquidation preferences to holders of any outstanding preferred stock, holders of our common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to the stockholders in the event of our liquidation, dissolution, or winding up. Holders of our common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK


     Our certificate of incorporation allows us to issue without stockholder approval preferred stock having rights senior to those of our common stock. Our board is authorized, without further stockholder approval, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions thereof, including:



     - dividend rights;



     - conversion rights;



     - voting rights;



     - terms of redemption; and



     - liquidation preferences.

     Our board may fix the number of shares constituting any series and the designations of these series. We have issued rights that are in some cases exercisable for shares of junior participating preferred stock. See "-- Rights Agreement."


     Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

     - for any transaction from which the director derives an improper personal benefit.

     As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

     Our bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, except that we will indemnify a director or officer in connection with an action initiated by that person only if the action was authorized by our board of directors. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be had, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. If we do not pay a claim for indemnification within 60 days after we have received a written claim, the claimant may at any time thereafter bring an action to recover the unpaid amount of the claim and, if successful the director or officer will be entitled to be paid the expense of prosecuting the action to recover these unpaid amounts.


     Under our bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another entity, against any liability asserted against the person or incurred by the person in any of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware General Corporation Law.


POSSIBLE ANTI-TAKEOVER EFFECTS

     Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, provisions of

Delaware law may hinder or delay an attempted takeover of our company other than through negotiation with our board of directors. These provisions could have the effect of discouraging attempts to acquire us or remove our management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in the stockholders' receiving a premium over the market price for the shares of our common stock held by the stockholders.

     Classified Board of Directors; Removal, Vacancies. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors in a relatively short period of time. Our certificate of incorporation provides that directors may be removed only for cause. In addition, vacancies and newly created directorships resulting from any increase in the size of our board of directors may be filled only by the affirmative vote of a majority of the directors then in office, a quorum, or by a sole remaining director. These provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     Special Stockholders' Meetings. Our certificate of incorporation and bylaws provide that, special meetings of stockholders, unless otherwise prescribed by statute, may be called only:

     - by the board of directors or by our chairman or president; or

     - by the holders of at least majority of our securities outstanding and entitled to vote generally in the election of directors.

     Section 203 of Delaware Law. In addition to these provisions of our certificate of incorporation and bylaws, we are subject to the provisions of
Section 203 of the Delaware General Corporation Law. Section 203 prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. These provisions could have the effect of delaying, deferring or preventing a change in control of our company or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

RIGHTS AGREEMENT


     Our board of directors has adopted a rights plan pursuant to which one preferred share purchase right was issued for each outstanding share of common stock. One preferred share purchase right will be issued for each additional share of common stock that we issue, including shares issuable upon conversion of the notes. The rights become exercisable ten days after a person or group acquires 15%, or 20% in the case of some of our stockholders, or more of the outstanding common stock or commences or announces a tender or exchange offer which would result in such ownership. Each right that becomes exercisable entitles the registered holder to purchase one one-thousandth of a share of junior participating preferred stock, par value $.01 per share, at a price of $250.00 per one one-thousandth of a share, subject to adjustment.


     If, after the rights become exercisable, we were to be acquired through a merger or other business combination transaction or 50% or more of our assets or earning power were sold, each right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price. In addition, if any person acquires 15%, or 20% in the case of some of our stockholders, or more of our outstanding common stock, each right not owned by such person would permit the purchase, for the exercise price, of common stock having a market value of twice the exercise price.


     The rights expire on May 20, 2008, unless earlier redeemed or exchanged by us. The purchase price payable and the shares of preferred stock issuable upon exercise of the rights are subject to adjustment from time to time as specified in the rights agreement. In addition, our board of directors retains the authority to redeem, at $0.001 per right, and replace the rights with new rights at any time, provided that no redemption may occur after a person or group acquires 15% or more of our outstanding common stock.



     Shares of this preferred stock, when issued upon exercise of the rights, will be non-redeemable and will rank junior to all series of any other class of preferred stock. Each share of this preferred stock will be entitled to a cumulative preferential quarterly dividend payment equal to the greater of $250.00 per share or 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of shares of this preferred stock will be entitled to a preferential liquidation payment equal to the greater of $1,000 per share or 1,000 times the payment made per share of common stock. Each share of this preferred stock will entitle the holder to 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of this preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are subject to anti-dilution adjustments.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

                                SELLING HOLDERS


     The notes were originally issued by us and sold by Credit Suisse First Boston Corporation, as initial purchaser, in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.



     The selling holders have represented to us that they purchased the notes and the shares issuable upon conversion for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exemptions. We agreed with the selling holders to file this registration statement to register the resale of the notes and the shares. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which the notes and the common stock into which the notes are convertible no longer qualify as "registrable securities" under our registration rights agreement.



     The following table sets forth information, as of September 24, 1999, with respect to the selling holders and the respective principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders.



     The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Thus, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling holders will sell all of the securities offered hereby. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. None of the selling holders has had any material relationship with us or our affiliates within the past three years.



     This table assumes that any other holders of notes or any future transferee from any such holder does not beneficially own any common stock other than common stock into which the notes are convertible. No selling holder named in the table below beneficially owns one percent or more of our common stock, except that:



     - FMR Corp., an affiliate of Fidelity Financial Trust: Fidelity Convertible Securities Fund, beneficially owned 9.6% prior to the offering and will own 9.4% after the offering; and



     - Lipper Convertibles, L.P. beneficially owned 1.7% prior to the offering and will own 0.0% after the offering.

                                      PRINCIPAL                                 COMMON
                                      AMOUNT OF       COMMON                  STOCK OWNED
                                        NOTES          STOCK                     AFTER
                                     BENEFICIALLY   OWNED PRIOR    COMMON     COMPLETION
                                      OWNED AND       TO THE        STOCK       OF THE
               NAME                    OFFERED       OFFERING      OFFERED     OFFERING
               ----                  ------------   -----------   ---------   -----------
Angelo, Gordon & Co., L.P. ........  $    800,000       15,325       15,325       --
Argent Classic Convertible
  Arbitrage Fund (Bermuda) L.P. ...     8,300,000      159,003      159,003       --
Argent Classic Convertible
  Arbitrage Fund L.P. .............     5,000,000       95,785       95,785       --
BankAmerica Pension Plan...........     1,000,000       19,157       19,157       --
BNP Arbitrage SNC..................  $  5,250,000      100,574      100,574       --
David Lipscomb University General
  Endowment........................        65,000        1,245        1,245       --
Deeprock & Co. ....................     2,000,000       38,314       38,314       --
Deutsche Bank Securities Inc. .....     5,000,000       95,785       95,785       --
Equitable Life Assurance Separate
  Account--Balanced................        75,000        1,436        1,436       --
Equitable Life Assurance Separate
  Account Convertibles.............     1,265,000       24,233       24,233       --
Fidelity Financial Trust: Fidelity
  Convertible Securities Fund......     1,700,000    2,205,717       32,567   2,173,150
Forest Alternative Strategies Fund
  II LP Series A5I.................       125,000        2,394        2,394       --
Forest Alternative Strategies Fund
  II LP Series A5M.................        40,000          766          766       --
Forest Fulcrum Fund LP.............     1,900,000       36,398       36,398       --
Forest Global Convertible Fund
  Series A-5.......................     2,985,000       57,183       57,183       --
Forest Performance Fund............       300,000        5,747        5,747       --
General Motors Welfare Benefit
  Trust (L-T Veba).................     1,000,000       19,157       19,157       --
Global Bermuda Limited
  Partnership......................     1,000,000       35,757       19,157     16,600
Highbridge International LLC.......    11,000,000      210,727      210,727       --
Hudson River Trust Balanced
  Account..........................     1,150,000       22,030       22,030       --
Hudson River Trust Growth & Income
  Account..........................     2,305,000       44,157       44,157       --
Hudson River Trust Growth
  Investors........................       965,000       18,486       18,486       --
Lakeshore International, Ltd. .....     2,000,000       71,514       38,314     33,200
Lehman Brothers Inc. ..............     1,000,000       19,157       19,157       --
Lipper Convertibles, L.P. .........    20,800,000      398,467      398,467       --
LLT Limited........................       150,000        2,873        2,873       --
Memphis Light, Gas & Water
  Retirement Fund..................       980,000       18,773       18,773       --
Michaelangelo, L.P. ...............     1,600,000       30,651       30,651       --
Oz Master Fund, Ltd. ..............     7,000,000      134,099      134,099       --
Ramius, L.P. ......................     1,500,000       28,735       28,735       --
Ramius Securities, LLC.............       400,000        7,662        7,662       --
Raphael, L.P. .....................       600,000       11,494       11,494       --
RCG Baldwin, L.P. .................       700,000       13,409       13,409       --
RCG Multi-Strategy Account,
  L.P. ............................     2,000,000       38,314       38,314       --
Retail Clerks Pension Trust........     1,000,000       19,157       19,157       --
SG Cowen Securities Corp. .........     3,000,000       57,471       57,471       --
SoundShore Holdings Ltd. ..........     1,000,000       19,157       19,157       --
Sylvan IMA Ltd. ...................       500,000        9,578        9,578       --
The Frist Foundation...............       195,000        3,735        3,735       --

                                      PRINCIPAL                                 COMMON
                                      AMOUNT OF       COMMON                  STOCK OWNED
                                        NOTES          STOCK                     AFTER
                                     BENEFICIALLY   OWNED PRIOR    COMMON     COMPLETION
                                      OWNED AND       TO THE        STOCK       OF THE
               NAME                    OFFERED       OFFERING      OFFERED     OFFERING
               ----                  ------------   -----------   ---------   -----------
Triarc Companies, Inc. ............       400,000        7,662        7,662       --
Triton Capital Investments,
  Ltd. ............................     3,000,000       57,471       57,471       --
Any other holder of notes or future
  transferee from any holder.......    23,950,000      458,831      458,831       --
                                     ------------   ----------    ---------   ----------
          Total....................  $125,000,000    4,617,586    2,394,636   2,222,950
                                     ============   ==========    =========   ==========



     Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION


     The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.



     The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions:


     - on any national securities exchange or quotation service on which the Notes or the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market;


     - through the writing of options, whether such options are listed on an options exchange or otherwise;



     - through the settlement of short sales;



     - through the distribution by a holder to its partners, members or stockholders; or



     - through a combination of any of the above, which may involve crosses or block transactions.



     In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the common stock into which the notes are convertible and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.



     The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them hereby will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.



     Our outstanding common stock is listed for trading on the Nasdaq National Market. While the notes are eligible for trading in The Portal Market, we do not expect the notes to remain eligible for trading on that market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market. We can give no assurance about the development of any trading market for the notes. If a trading market for the notes fails to develop, the trading price of the notes may be adversely affected.



     In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.


     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift such securities by other means not described in this prospectus.



     To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.



     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides for cross-indemnification of the selling holders and Human Genome Sciences and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock, provided that each selling holder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.


                                 LEGAL MATTERS


     Piper & Marbury L.L.P. will provide us with an opinion as to legal matters in connection with the notes and the common stock offered by this prospectus.


                                    EXPERTS


     Ernst & Young LLP, independent auditors, have audited our financial statements included in our annual report on form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-22962. You may read and copy any document we file at the following SEC public reference rooms:

                        500 West Madison
Judiciary Plaza         Street                  7 World Trade Center
450 Fifth Street, N.W.  14th Floor              Suite 1300
Rm. 1024                Chicago, Illinois       New York, New York
Washington, D.C. 20549  60661                   10048

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our common stock is listed on the Nasdaq National Market under the symbol HGSI. You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference facilities or Internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" certain documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

     - Annual Report on Form 10-K for the year ended December 31, 1998;


     - Quarterly Reports on Form 10-Q for the three months ended March 31, 1999 and June 30, 1999; and


     - Description of Common Stock contained in Form 8-A filed pursuant to the Exchange Act.


     We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 9410 Key West Avenue, Rockville, Maryland 20850, (301) 309-8504, Attention: Senior Vice President and Chief Financial Officer.

                           -------------------------

     We furnish our stockholders with annual reports that contain audited financial statements and quarterly reports for the first three quarters of each year that contain unaudited interim financial information.
                           -------------------------


     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING HOLDERS ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                        [HUMAN GENOME SCIENCES, INC. LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities registered hereby. All of the amounts shown are estimated except the Securities and Exchange Commission registration and Nasdaq National Market listing fees.



Securities and Exchange Commission registration fee.........  $ 34,750
Nasdaq National Market listing fee..........................    17,500
Printing expenses...........................................    10,000
Legal fees and expenses.....................................    15,000
Accounting fees and expenses................................    10,000
Miscellaneous expenses......................................    12,750
                                                              --------
  Total.....................................................  $100,000
                                                              ========



15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS


     Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. The Registrant's Bylaws include provisions to require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary.
Section 145 also empowers the Registrant to purchase and maintain insurance that protects its officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

16.  EXHIBITS


EXHIBIT
  NO.                                DESCRIPTION
-------                              -----------
   3.1*      Restated Certificate of Incorporation of the Registrant
   3.2*      Restated Bylaws of the Registrant
   4.1**     Rights Agreement between the Registrant and American Stock
             Transfer & Trust Company, as Rights Agent, dated as of May
             20, 1998
   4.2***    Indenture dated as of June 25, 1999 between Human Genome
             Sciences, Inc. and The Bank of New York, as trustee,
             including the form of 5 1/2% Convertible Subordinated Notes due 2006 included in Article II thereof
   4.3***    Registration Rights Agreement dated as of June 25, 1999
             between Human Genome Sciences, Inc. and the Initial
             Purchaser
   5.1       Opinion of Piper & Marbury L.L.P.
  12.1+      Computation of Ratio of Earnings to Fixed Charges
  23.1       Consent of Ernst & Young LLP, Independent Auditors
  23.2       Consent of Piper & Marbury L.L.P (include in Exhibit 5.1)
  24.1+      Powers of Attorney
  25.1+      Form T-1 Statement of Eligibility of The Bank of New York to
             act as Trustee under the Indenture


-------------------------

  * Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

 ** Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on May 28, 1998.

*** Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on June 28, 1999.


  + Previously filed.


17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, Maryland, on the 24th day of September, 1999.


                                          HUMAN GENOME SCIENCES, INC.

                                          By:    /s/ WILLIAM A. HASELTINE
                                             -----------------------------------
                                                 William A. Haseltine, Ph.D.
                                                  Chairman of the Board and

                                                   Chief Executive Officer



                 NAME                                 TITLE                       DATE
                 ----                                 -----                       ----
/s/ WILLIAM A. HASELTINE                 Chairman of the Board, Chief      September 24, 1999
---------------------------------------  Executive Officer and Director
William A. Haseltine, Ph.D.              (Principal Executive Officer)

*                                        Senior Vice President of          September 24, 1999
---------------------------------------  Research and Development and
Craig Rosen, Ph.D.                       Director

*                                        Senior Vice President and Chief   September 24, 1999
---------------------------------------  Financial Officer (Principal
Steven C. Mayer                          Accounting and Financial Officer

*                                        Director                          September 24, 1999
---------------------------------------
Jurgen Drews, M.D.
                                         Director
---------------------------------------
Beverly Sills Greenough

*                                        Director                          September 24, 1999
---------------------------------------
Robert D. Hormats

*                                        Director                          September 24, 1999
---------------------------------------
Max Link, Ph.D.

*                                        Director                          September 24, 1999
---------------------------------------
Alan G. Spoon

*                                        Director                          September 24, 1999
---------------------------------------
Laura D'Andrea Tyson, Ph.D.
                                         Director
---------------------------------------
James B. Wyngaarden, M.D.

     *By: /s/ WILLIAM A. HASELTINE
   ---------------------------------
         William A. Haseltine
           Attorney-in-Fact

EXHIBIT INDEX


EXHIBIT
  NO.                                DESCRIPTION
-------                              -----------
  3.1*       Restated Certificate of Incorporation of the Registrant
  3.2*       Restated Bylaws of the Registrant
  4.1**      Rights Agreement between the Registrant and American Stock
             Transfer & Trust Company, as Rights Agent, dated as of May
             20, 1998
  4.2***     Indenture dated as of June 25, 1999 between Human Genome
             Sciences, Inc. and The Bank of New York, as trustee,
             including the form of 5 1/2% Convertible Subordinated Notes due 2006 included in Article II thereof
  4.3***     Registration Rights Agreement dated as of June 25, 1999
             between Human Genome Sciences, Inc. and the Initial
             Purchaser
  5.1        Opinion of Piper & Marbury L.L.P.
 12.1+       Computation of Ratio of Earnings to Fixed Charges
 23.1        Consent of Ernst & Young LLP, Independent Auditors
 23.2        Consent of Piper & Marbury L.L.P (include in Exhibit 5.1)
 24.1+       Powers of Attorney
 25.1+       Form T-1 Statement of Eligibility of The Bank of New York to
             act as Trustee under the Indenture


-------------------------

  * Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

 ** Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on May 28, 1998.

*** Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on June 28, 1999.


  + Previously filed.